SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 November 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The "Group")
Interim Management Statement

1 November 2013

Trading

The positive momentum in re-building the Group's net interest margin (NIM) has continued since 30 June 2013, with an average NIM in excess of 190bps achieved during the third quarter to 30 September 2013. This reflects the on-going actions being taken by management to reduce the cost of money to the Group, reprice assets and restructure the Group's balance sheet.

Fees for the Exceptional Liabilities Guarantee (ELG) are reducing in line with expectations.

Other income is broadly in line with the first half of 2013.

We have the capital and the liquidity available to support our growth objectives in Ireland and in our core overseas franchises. We are actively seeking new lending opportunities of the appropriate credit quality and at appropriate levels of return.

The Group remains focused on tight cost control while continuing to invest in its core franchises. Restructuring and redundancy programmes are on-going.

In October 2013, following conciliation under the auspices of the Labour Relations Commission, the Group agreed a shared solution with the Irish Bank Officials Association (IBOA) in respect of the largest Group sponsored defined benefit pension scheme, the Bank Staff Pensions Fund (BSPF). This shared solution involves changes to members' potential defined benefits which, on a fully implemented basis, would reduce the IAS 19 BSPF defined benefit pension deficit by approximately €400m and would be income positive for the Group. In return, the Bank would increase its support for the BSPF, above existing support arrangements, so as to broadly match the deficit reduction arising from proposed changes to potential defined benefits.  The IBOA has recommended this solution to its members and an IBOA members' ballot will take place before the end of November 2013.

Asset Quality

The macroeconomic environments in Ireland and the UK, the main markets in which we do business with our customers, have remained broadly stable to slightly improved from the first half of the year and our loan portfolios are continuing to perform in line with our expectations. The Group is continuing to meet all targets for the provision of commercially appropriate restructuring arrangements to cooperating customers who are having difficulty in meeting contractual repayments. Total arrears in our Irish mortgage loan books stabilised in the third quarter of 2013, with the level of early arrears declining.

Balance Sheet

The Group's net loan volumes at the end of September 2013 were marginally below the c.€87 billion reported at 30 June 2013 while customer deposits were marginally above the c.€72 billion reported at 30 June 2013, resulting in a loan to deposit ratio of below 120% (30 June 2013: 121%).

Usage of wholesale funding has decreased further since 30 June 2013 and the Group has continued to demonstrate its access to international capital markets, including the issuance in September 2013 of 7 year Asset Covered Securities (ACS), backed by Irish mortgage collateral.

The Group's capital ratios are broadly in line with the levels reported at 30 June 2013 and remain significantly above regulatory requirements.

Other

In relation to the 2009 Preference Shares, while noting yesterday's posting on the European Banking Authority website1, the Group continues to proactively formulate and assess a range of options in relation to the 2009 Preference Shares with our assessment of such options carefully taking into consideration our various stakeholders including the regulatory authorities.

The Central Bank of Ireland is currently conducting a Balance Sheet Assessment of the credit institutions covered under the ELG, including the Group. This exercise is a point in time capital adequacy assessment and is reviewing the risk classification, the level of impairment provisions and the level of risk weighted assets associated with selected loan portfolios of the relevant institutions. It is expected that this exercise will continue during this fourth quarter.

The Group notes the recent Irish budget and associated Finance Bill including the introduction of an annual banking levy in each of 2014, 2015 and 2016. The Group estimates the levy will give rise to a charge of c.€40m per annum for the Group. The Group also notes the proposals to abolish the tax provision which currently restricts (by 50% in any year) the use of Irish tax losses carried forward by banks which participated in NAMA, including the Group. This change would accelerate the Group's ability to utilise its tax losses carried forward and consequently the recovery of its Irish deferred tax asset would be expedited. Of the Group's total deferred tax asset of c.€1.7bn at 30 June 2013, c.€1.1bn related to Irish tax losses.

____________________________________
1 Response to Question ID 2013_11 - "State aid instruments issued prior to 1 January 2014 and initially subscribed by the Member State that comply with the provisions of Article 483 may be grandfathered fully in accordance with this Article during the period from 1 January 2014 to 31 December 2017.
The subsequent sale of those instruments to private investors does not alter the grandfathering arrangements applicable to those instruments which are still considered state aid instruments for the purposes of the Article 483 of CRR. They will be disqualified from regulatory own funds from 1 January 2018 unless they are fully eligible to either Common Equity Tier 1, Additional Tier 1 or Tier 2 in their own right."

Ends

For further information please contact:

Bank of Ireland
Andrew Keating           Group Chief Financial Officer                           +353 (0)766 23 5141
Mark Spain                    Director of Group Investor Relations              +353 (0)766 23 4850
Pat Farrell                      Head of Group Communications                       +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, loan to deposit ratios, level of ownership by the Irish  Government,  expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general economic conditions in Ireland, the UK and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank and any further capital assessments undertaken by regulators; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and UK Governments; the impact of further downgrades in the Group's and the Irish Government's credit rating; the impact of any exit arrangements by the State from the EU / IMF programme; the availability of customer deposits at sustainable pricing levels to fund the Group's loan portfolio and the outcome of the Group's disengagement from the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG scheme); development and implementation of the Group's strategy, including the implementation of the Group's revised EU Commission restructuring plan; competition for customer deposits and the Group's ability to achieve estimated net interest margin increases and cost reductions; property market conditions in Ireland and the UK; the performance and volatility of international capital markets; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the continued implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF; the exercise by regulators of powers of regulation and oversight; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally that may have implications for the Group; the potential requirement for further contributions to the Group pension schemes; potential deterioration in the credit quality of the Group's borrowers and counterparties; the impact of the implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV and the Recovery and Resolution Directive; implications of the Personal Insolvency Act 2012 for distressed debt recovery and impairment provisions; and the Group's ability to address information technology issues.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 01 November 2013